Exhibit (a)(8)


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May 20, 2005



TO:         UNIT HOLDERS OF MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED
            PARTNERSHIP

SUBJECT: AMENDED AND EXTENDED OFFER TO PURCHASE UNITS, PRICE REMAINS $20 PER UNIT EVEN AFTER $0.37 PER UNIT DISTRIBUTION

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you March 7, 2005, as amended April 1 and April 21, 2005 (the "Offer") made by MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers"), who are offering to purchase up to 308,000 Units of limited partnership interest (the "Units") in MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership"). As of the date hereof, a total of 74,030 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date. The General Partner declared a $0.37 per Unit distribution, which pursuant to the terms of the Offer would have reduced the Offer Price by that amount; however, we are now amending the Offer to increase the Offer Price back up to $20 per Unit.

        The Purchasers are extending the Expiration Date to June 16, 2005

Please note that in our Offer we stated that we believe the Development General Partner and the manager of the Partnership's properties have a tacit agreement with the buyer to continue to manage the properties after the sale. This belief is based upon the fact that the purchase agreement states that the buyer will negotiate a contract with the manager to continue managing the properties. Other than this, we have no direct evidence of any agreement, tacit or otherwise. We are amending Section 6 of the Offer by adding the following:

     Certain partnerships are classified as "publicly traded partnerships" and, subject to certain exceptions, are taxed as corporations for federal income tax purposes. A partnership is a publicly traded partnership if the partnership interests are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the unlikely event that the Partnership becomes a "publicly traded partnership" and is not excepted from federal income tax, there would be several adverse tax consequences to the Unit holders. For instance, the Partnership would be regarded as having transferred all of its assets (subject to all of its liabilities) to a newly-formed corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in the Partnership. In addition, if the Partnership is deemed to be a "publicly traded partnership," then special rules under Code Section 469 govern the treatment of losses and income of the Fund.

Furthermore, we are amending Schedule 1 to the Offer by adding the following:

     The Purchasers intend, if the Offer is fully subscribed, to allocate the Units among themselves as follows: MPF DeWaay Premier Fund, LLC, 17,500 Units; Mackenzie Patterson Special Fund 7, LLC, 12,500 Units; MPF Special Fund 8, LLC, 7,500 Units; MP Value Fund 7, LLC, 7,500 Units; Accelerated High Yield Institutional Fund, Ltd., L.P., 7,500 Units; Accelerated High Yield Institutional Investors, Ltd., L.P., 10,000 Units; MP Falcon Fund,


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     LLC, 10,000 Units; MP Falcon Growth Fund 2, LLC, 10,000 Units; MPF Income
     Fund 22, LLC, 17,500 Units; MPF DeWaay Fund 2, LLC, 17,500 Units; Mackenzie Patterson Special Fund 5, LLC, 15,000 Units; Mackenzie Patterson Special Fund 6, LLC, 10,000 Units; Mackenzie Patterson Special Fund 6-A, LLC, 10,000 Units; MPF Acquisition Co. 3, LLC, 13,250 Units; Moraga Gold, LLC, 50,000 Units; Steven Gold, 10,000 Units; MPF-NY 2005, LLC, 50,000 Units; and Mackenzie Patterson Fuller, Inc., 32,250 Units. We will determine modifications to this allocation based upon the number of Units tendered. Priority is given to Purchasers which already hold Units, then to Purchasers which raised capital first, then to the remaining Purchasers in equal shares. Units will be allocated according to this priority until the maximum number of Units listed above are allocated to Purchasers within a given priority, then Units will be allocated similarly among Purchasers in the next level of priority, until all Units are allocated; provided that MPF-NY 2005 will receive at least 10% of all Units tendered.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357. If you need a copy of our Offer or the Letter of Transmittal, the most current version can be obtained from the SEC's EDGAR database at www.sec.gov or our website at www.mpfi.com (click on MPF Tenders).

This Offer expires (unless extended) June 16, 2005.